Filed Pursuant to Rule 253(g)(2)

File No. 024-11552

Offering Circular Supplemental No. 3

Gratus Capital Properties Fund III, LLC

(the “Company”)

Supplemental No. 3 Dated March 18, 2025

to the Offering Circular dated March 7, 2024

This document supplements, and should be read in conjunction with, the offering circular of Gratus Capital Properties Fund III, LLC (“we”, “our” or “us”), dated March 7, 2024, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the price at which the Company is selling Units from between $11.08 and $11.79 per Unit to between $12.29 and $13.08 per Unit, effective March 19, 2025. The Company has also updated its Subscription Agreement, an updated copy of which was filed with the SEC on March 18, 2025, a copy of which may be accessed here.

This update to the Company’s Offering price is based on Management’s recent valuation of the Company’s assets in conjunction with the preparation of its December 31, 2024 financial statements, which are currently being audited. This price per Unit includes a Seller’s Commission of between $0.092175 per Unit and $0.8829 per Unit, (depending on the intermediaries through which the investment is made) paid to the Company’s Broker/Dealers, and will result in net proceeds to the Company (not including any per transaction fees) of approximately $12.20 per Unit (between $12.19782 and $12.1971).

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference all of the information contained in our Current Report on Form 1-U, which we filed with the SEC on March 18, 2025, a copy of which may be accessed here.